Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

The ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

•	Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

•	Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

•	Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

	Year Ended December 31,
(in thousands)	2014	2013	2012	2011	2010
Fixed charges:
Interest expense	$—	$—	$—	$—	$8

Total Fixed charges before preferred stock dividends pre-tax requirements	$—	$—	$—	$—	$8
Preferred stock dividends pre-tax income requirements	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	$—	$—	$—	$—	$8

Earnings available for fixed charges:
Pre-tax income (loss)	$(11,122)	$(10,606)	$3,656	$(6,113)	$(9,382)
Add: Fixed charges	—	—	—	—	8

Total earnings available for fixed charges and preferred stock dividends	$(11,122)	$(10,606)	$3,656	$(6,113)	$(9,374)

Ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A